UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2    )*

Essendant Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

296689102

(CUSIP Number)

Mr. Richard S. Pzena

Pzena Investment Management, LLC

320 Park Avenue, 8th Floor

New York, NY 10022

(212) 355-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	Page 2 of 4

(1)	Names of reporting persons Pzena Investment Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of	(7)	Sole voting power 2,957,301
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power 3,313,567
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,313,567
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.8%
(14)	Type of reporting person (see instructions) IA

This statement constitutes Amendment No. 2 to the Schedule 13D relating to the common stock, par value $0.10 per share (the “Common Stock”), of Essendant Inc., a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on December 3, 2018 (the “Schedule 13D Amendment No 1”).

________________________________________________________________________________

Item 5 is hereby amended in its entirety as follows:

Item 5.  Interest in Securities of the Issuer.

                                                                      Number                 Percentage of

                         Reporting Person                 of Shares               Shares

  (a) Pzena Investment Management, LLC     3,313,567             8.8%

   (b) PIM currently exercises voting authority over shares of Common Stock in the accounts of PIM clients that have delegated proxy voting authority to PIM. Such voting authority may be withdrawn by PIM clients at any time.

Sole Power to vote or direct the vote:

Pzena Investment Management, LLC                        2,957,301

Shared Power to vote or direct the vote:

Pzena Investment Management, LLC                        0

Sole Power to dispose or to direct the disposition:

Pzena Investment Management, LLC                        3,313,567

Shared Power to dispose or to direct the disposition:

Pzena Investment Management, LLC                        0

(c) The following table sets forth the Reporting Person transactions in the shares of the Common Stock during the last 60 days:

Pzena Investment Management, LLC

All transactions listed in the schedule below were done at PIM’s discretion for PIM’s clients.

                        Number of                     Average                    Transaction

Date                Shares Price                   Per Share                  Effected

11/01/18                     78,201                          12.70                  Open Market Sale

11/02/18                     34,511                          12.71                  Open Market Sale

11/09/18                          234                          12.69                 Open Market Sale

11/19/18                      54,508                         12.68                  Open Market Sale

11/20/18                     21,265                          12.69                  Open Market Sale

11/27/18                     55,298                          12.72                  Open Market Sale

11/29/18                   100,746                          12.70                  Open Market Sale

11/30/18                   243,503                          12.66                  Open Market Sale

12/03/18                     57,895                          12.66                  Open Market Sale

12/04/18                   120,870                          12.65                  Open Market Sale

12/06/18                       3,701                          12.65                  Open Market Sale

12/07/18                       1,200                          12.65                  Open Market Sale

12/10/18                     45,124                          12.65                  Open Market Sale

12/14/18                    358,404                         12.60                  Open Market Sale

(d) PIM, an investment advisor registered under the Investment Advisors Act of 1940, pursuant to investment advisory contracts with its clients has dispositive power over the shares of the Common Stock in the PIM investment advisory accounts of clients. The individual clients, none of whom individually owns beneficially more than 5% of the total class of such securities, have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of the shares of the Common Stock.

(e) Not Applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I Certify that the information set forth in this statement is true, complete and correct.

December 17, 2018

                                        ----------------------------------------

                                                         (Date)

                                          /s/ Richard S. Pzena, CEO

                                        ----------------------------------------

                                                       (Name/Title)

Attention.  Intentional misstatements or omissions of fact constitute federal Criminal violations (see 18 U.S.C. 1001).